ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090567644-83
Ross Miller Secretary of State State of Nevada	Filing Date and Time 07/23/2009 8:30 AM
	Entity Number C28303-1997

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

JAG Media Holdings, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1. INITIAL SERIES OF PREFERRED STOCK. The Corporation's initial series of preferred stock shall be designated as Series 1 Preferred Stock and the initial number of shares constituting such series shall be one (1). Each share of Series 1 Preferred Stock shall have a par value of $0.0001 per share.

2. DIVIDENDS. Neither the holder nor, if different, the owner of the Series 1 Preferred Stock shall be entitled to receive dividends in its capacity as holder or owner thereof.

3. VOTING RIGHTS. Subject to paragraph 7 hereof, the holder of record of the Series 1 Preferred Stock shall be entitled to all of the voting rights, including the right to vote in person or by proxy, of the Series 1 Preferred Stock on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of the Corporation at a meeting of the shareholders (see attached Annex A)

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer Thomas J. Mazzarisi, Chairman & CEO

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

ANNEX A
TO
CERTIFICATE OF DESIGNATION
OF
SERIES 1 PREFERRED STOCK
OF
JAG MEDIA HOLDINGS, INC.

or in connection with a consent of the shareholders.

4. **LIQUIDATION PREFERENCE.** Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holder of the Series 1 Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to the shareholders, an amount equal to $0.01 before any distribution is made on the common stock of the Corporation or any other stock ranking junior to the Series 1 Preferred Stock as to distribution of assets upon liquidation, dissolution or winding-up.

5. **RANKING.** The Series 1 Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock of the Corporation and (ii) junior to any other class or series of capital stock of the Corporation.

6. **REDEMPTION.** The Series 1 Preferred Stock shall not be subject to redemption, except that at such time as no exchangeable shares ("**Exchangeable Shares**") of CardioGenics Exchangeco Inc. (other than Exchangeable Shares owned by the Corporation and its affiliates) shall be outstanding, and no shares of stock, debt, options or other agreements which could give rise to the issuance of any Exchangeable Shares to any person (other than the Corporation and its affiliates) shall exist, the Series 1 Preferred Stock shall automatically be redeemed and canceled, for an amount equal to $0.01 per share due and payable upon such redemption. Upon any such redemption or other purchase or acquisition of the Series 1 Preferred Stock by the Corporation, the Series 1 Preferred Stock shall be deemed retired and may not be reissued.

7. **OTHER PROVISIONS.** Pursuant to the terms of the certain Voting and Exchange Trust Agreement dated July 6, 2009 by and among the Corporation, CardioGenics Exchangeco Inc. and **WeirFoulds LLP**, as such agreement may be amended, modified or supplemented from time to time (the "**Trust Agreement**"):

(a) during the term of the Trust Agreement, the Corporation may not, without the consent of the holders of the Exchangeable Shares (as defined in the Trust Agreement), issue any shares of its Series I Preferred Stock in addition to the one (1) share of Series 1 Preferred Stock issued to the trustee pursuant to the Trust Agreement;

(b) the Series 1 Preferred Stock entitles the holder of record to a number of votes at meetings of holders of common shares of the Corporation equal to the number of Exchangeable Shares outstanding from time to time (other than the Exchangeable Shares held by the Corporation and its affiliates);

(c) the Trustee (as defined in the Trust Agreement) shall exercise the votes held by the Series 1 Preferred Stock pursuant to and in accordance with the Trust Agreement;

(d) the voting rights attached to the Series 1 Preferred Stock shall terminate pursuant to and in accordance with the Trust Agreement; and

(e) the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of such Series 1 Preferred Stock shall be otherwise provided in the Trust Agreement.

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